SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 9, 2006

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 9, 2006

Print the name and title of the signing officer under his signature.
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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com	TSX: GBG AMEX: GBN JSE: GB Gold

GREAT BASIN ANNOUNCES CHANGES TO THE BOARD &
APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

November 9, 2006 - Great Basin Gold Ltd. ("Great Basin or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces changes to its Board of Directors and management team. Zelda Smit, CA, has joined the Company as the Chief Financial Officer and Patrick R. Cooke, CA, has been appointed to the Company's Board of Directors.

Zelda Smit is a South African resident who qualified as a Chartered Accountant in 1997. After completing her articles with PricewaterhouseCoopers, Ms Smit worked in the financial services sector, primarily in banking and insurance, for five years. She was appointed Treasurer of Harmony Gold Mining Company Limited in January 2003. At Harmony, she gained extensive experience in mergers, acquisitions, debt issuance, risk management and project development and was an instrumental member of the executive team. She has served on numerous boards, including Rand Mutual Assurance Limited and Kingfisher Insurance Company Limited, and was chair of the audit committees of both Rand Mutual Assurance Limited and Minemed Medical Aid.

Patrick Cooke is a South African resident who received his Chartered Accountant designation in South Africa in 1981. Since that time, he has worked as a management consultant with one of the large accounting companies as well as a merchant bank. He has been responsible for listing two companies on the main board of the JSE Limited ("JSE") in Johannesburg, South Africa, and was the Financial Director of a third JSE listed company. His industry experience encompasses mining, information technology, foods, manufacturing and consumer goods, financial services and professional services companies. He has been involved with the Pangea Group, initially as a consultant on the Burnstone Project and during the vending of the Project, and later as Financial Director of Pangea Exploration (Pty) Ltd and Pangea DiamondFields Plc.

In addition to these new appointments, four directors - Robert Dickinson, Scott Cousens, Jeffrey Mason and Robert Still - recently retired from the Board, leaving a complement of nine directors. The changes reflect the evolution of Great Basin to a development and production company. The Company has established a strong management team to guide these activities.

At the Burnstone Gold Project in South Africa, the Company is advancing the first of a two stage development program, designed to take the Burnstone Project to production in two years. The current program, involving construction of a decline and taking a bulk sample, will be completed in approximately 16 months' time.

At the Hollister Property on the Carlin Trend in Nevada, USA, work is advancing on the Hollister Development Block Project. An underground exploration and development program is underway, designed to provide the necessary data for completion of a feasibility study for the project in the second quarter of 2007.
President and CEO Ferdi Dippenaar said:

"First of all, I would like to thank the four directors who have recently retired from the Board for their years of service to the Company. Without their foresight and of dedication to Great Basin, we would not have the assets which are the foundation of the Company today."
"I would also like to welcome Patrick Cooke to the Board and Zelda Smit to our management team. Ms Smit will play a pivotal role in Great Basin's future as the Company proceeds with the development of the Burnstone mine in South Africa and continues to advance the Hollister Project in Nevada, USA. Mr. Cooke's addition to the Great Basin Board will greatly assist the Company in the advancement of Burnstone and its goal to become a mid-tier gold producer."

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.